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SI

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52906

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanderlin Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5170 Sanderlin Avenue, Suite 102
(No. and Street)

Memphis   **TN**   **38117**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M Kamler   901-683-1903
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.

(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130 Maitland   **FL**   **32751**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 0 2 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __John M. Kamler__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sanderlin Securities, LLC__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

Marjorie Whitney
Notary Public

MY COMMISSION EXPIRES 11/30/2022

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

SANDERLIN SECURITIES, L.L.C.

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2019

TABLE OF CONTENTS

Sanderlin Securities, L.L.C.
December 31, 2019

Chab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | Certified Public Accountants | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of Sanderlin Securities, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sanderlin Securities, L.L.C. as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sanderlin Securities, L.L.C. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sanderlin Securities, L.L.C.'s management. Our responsibility is to express an opinion on Sanderlin Securities, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sanderlin Securities, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III (see page numbers 13, 14 & 15) have been subjected to audit procedures performed in conjunction with the audit of Sanderlin Securities, L.L.C.'s financial statements. The supplemental information is the responsibility of Sanderlin Securities, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Chab and Company, P.A.

We have served as Sanderlin Securities, L.L.C.'s auditor since 2018.

Maitland, Florida

February 5, 2020

STATEMENT OF FINANCIAL CONDITION

Sanderlin Securities, L.L.C.
December 31, 2019

ASSETS

Cash	$ 155,451
Deposits with clearing broker	1,311,068
Deposit with regulatory agency	827
Municipal securities owned	1,550,307
Accounts Receivable	-
Accrued interest receivable	15,578
Furniture and equipment, net	1,170
Rights of Use - Sub-Lease	2,988
Prepaids and other	9,490
Total assets	$ 3,046,879

LIABILITIES AND MEMBERS' EQUITY

Due to clearing broker	$ 1,510,080
Accounts payable and accrued expenses	30,379
Total liabilities	1,540,460
Members' equity	1,506,419
Total liabilities and members' equity	$ 3,046,879

See notes to financial statements.

STATEMENT OF INCOME

Sanderlin Securities, L.L.C.
Year Ended December 31, 2019

Revenues		
Trading profits	$	515,940
Interest income		75,380
		591,320
Expenses		
Employee compensation and benefits		307,869
Communication and information services		51,971
Clearing fees		125,794
Regulatory fees		10,367
Occupancy		12,599
Management fees		33,996
Other operating expenses		59,324
		601,921
Income before state income tax		(10,601)
State income tax		5,508
Net income	$	(16,109)

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Sanderlin Securities, L.L.C.
Year Ended December 31, 2019

Balance at December 31, 2018	$ 1,522,528
Capital contributions	-
Capital withdrawals	-
Net income	(16,109)
Balance at December 31, 2019	$ 1,506,419

See notes to financial statements.

STATEMENT OF CASH FLOWS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	(16,109)
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization		1,099
Loss on disposition of equipment		-
Changes in operating assets and liabilities		
Deposits with clearing broker		(9,247)
Deposit with regulatory agency		55
Municipal securities owned		1,843,881
Accounts receivable		-
Accrued interest receivable		15,845
Other assets		488
Due to clearing broker		(1,762,410)
Accounts payable and accrued expenses		(16,190)
Net cash provided by operating activities		57,411
Cash flows from investing activity - purchase of equipment		(175)
Cash flows from financing activities		
Capital contributions		-
Capital withdrawals		-
Net cash used for financing activities		-
Net increase in cash		57,236
Cash at beginning of year		98,215
Cash at end of year	$	155,451
Supplemental cash flow disclosures:		
Cash paid for state income tax	$	9,355
Cash paid for interest	$	34,928

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanderlin Securities, L.L.C. (the Company), a Tennessee limited liability company, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer on January 29, 2001.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions and perform certain recordkeeping functions. Safekeeping services for customer securities are provided by the clearing broker on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party 45 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Sanderlin Securities, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

As a limited liability company, the net income of the Company is not subject to federal income tax. The members report the net income of the Company on their personal income tax returns.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). No amounts have been recognized or disclosed related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for fiscal years ending on or after December 31, 2016 are subject to examination by taxing authorities.

Continued

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2019

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates, that are particularly susceptible to significant change in the near future, relate to the determination of fair value of municipal securities owned.

The fair value of municipal securities is obtained by management from third party providers. These valuations are subject to fluctuations caused by current market conditions and other matters. It is reasonably possible that the fair value of municipal securities could change materially in the near term.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets.

Securities Transactions and Revenue Recognition

Significant Judgments
Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Continued

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2019

Revenue recognition
In the ordinary course of business, the Company purchases municipal securities from other dealers for its own account. The securities are then sold to other dealers or to certain members of the Company and their related interests. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified to the company, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Municipal securities owned are carried at estimated fair value. Changes in fair value are included in trading profits in the statement of income.

Fair Value of Assets and Liabilities

GAAP defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities recognized at fair value on a recurring basis or nonrecurring basis, as well as to non-financial assets and liabilities which are re-measured at least annually.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

Assets and liabilities measured at fair value are grouped into three broad levels based on the reliability of valuation inputs used to determine fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and modeling techniques based on inputs that are observable for the assets or liabilities.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions that market participants would use in pricing the assets or liabilities.

Continued

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2019

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Subsequent Events

Management has reviewed events occurring through the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. DUE TO/FROM CLEARING BROKER

At December 31, 2019, $50,632 was on deposit with the clearing broker and $1,260,435 was also on deposit as a trading deposit.

The Company clears all transactions through a clearing broker on a fully disclosed basis. The amount payable at December 31, 2019 of $1,510,080 to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

3. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 14,557
Less accumulated depreciation and amortization	13,387
	$ 1,170

Depreciation for the year ended December 31, 2019 was $1,099.

Continued

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2019

---

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,273,627 which was $1,173,627 in excess of its required net capital of $100,000. The Company's net capital ratio was .0239 to 1.

5. RELATED PARTY TRANSACTIONS

Guaranteed payments to members in 2019 totaled $89,427.

The Company leases office space from a related entity under an agreement beginning March 1, 2015 with four automatic one-year renewals unless terminated by either party at least sixty (60) days prior to the end of a lease term. The lease ends on February 28, 2020. Under a separate agreement, the related party agreed to abate all fees for service and rent on a temporary basis effective March 1, 2016. Monthly accounting fees of $700 and management fees of $2,833 were reinstated January 1, 2018. Partial rent of $500 was reinstated October 1, 2018. Additional rent of $500 was reinstated February 1, 2019.

6. OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss due to market fluctuations or interest rate changes.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

Continued

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2019

7. FAIR VALUE MEASUREMENTS

The financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Municipal securities owned	$ --	$1,550,307	$ --	$1,550,307

8. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On January 1, 2019, the Company adopted the provisions of FASB 842, which amended existing lease accounting guidance. The Company used a modified retrospective approach upon the adoption which has no effect on retained earnings.

9. RIGHT OF USE ASSET - LEASE

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company leases office space from a related company. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:
Operating leases:

Operating lease ROU assets	$2,988
Operating lease liabilities	$2,988

Continued

11

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2019

10. COMMITMENTS AND CONTINGENCIES

The Company did not have any commitments or contingencies at December 31, 2019.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I

Sanderlin Securities, L.L.C.
December 31, 2019

NET CAPITAL

Total members' equity	$ 1,506,419
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	1,506,419
Deductions and/or charges for nonallowable assets:	
Certain deposits with clearing broker and regulatory agency	51,459
Accrued interest receivable	15,578
Other receivables	-
Furniture and equipment, net	1,170
Rights of Use - Lease	2,988
Other assets	9,490
	80,685
Net capital before haircuts on securities positions	1,425,734
Haircuts on municipal securities	(152,107)
Net capital	$ 1,273,627

AGGREGATE INDEBTEDNESS COMPUTATION

Liabilities from statement of financial condition - accounts payable and accrued expenses	$ 30,379
Total aggregate indebtedness	$ 30,379
Percentage of aggregate indebtedness to net capital	2.39%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 1,173,627
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 1,153,627

No material differences exist between the above computation of net capital under rule
15c3-1 and that filed with the Company's unaudited December 31, 2019 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
SCHEDULE II

Sanderlin Securities, L.L.C.
December 31, 2019

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
  UNDER RULE 15c3-3 (EXEMPTION)
SCHEDULE III

Sanderlin Securities, L.L.C.
December 31, 2019

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of Sanderlin Securities, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sanderlin Securities, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sanderlin Securities, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Sanderlin Securities, L.L.C. stated that Sanderlin Securities, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Sanderlin Securities, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sanderlin Securities, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 5, 2020

16

SANDERLIN SECURITIES L.L.C.

5170 Sanderlin Avenue - Suite 102 - Memphis, Tennessee 38117
P. O. Box 241750 - Memphis, Tennessee 38124-1750
Phone (901) 683-1903   FAX Phone (901) 683-1906

Sanderlin Securities, L.L.C.'s
Exemption Report

Sanderlin Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii):

> Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sanderlin Securities, L.L.C.

I, John M. Kamler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
       President

Date _____2/3/2020_____